SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 2)*

Assured Guaranty Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

G0585R106

(CUSIP Number)

WL Ross & Co. LLC

1166 Avenue of the Americas

New York, New York 10036

Attention: Michael J. Gibbons

Telephone number: (212) 826-1100

Facsimile Number: (212) 317-4891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 25 Pages)

CUSIP No. G0585R106	Schedule 13D/A	Page 2 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV, L.P. (“Fund IV”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV.
(2)	Fund IV purchased 9,191,503 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $215,724,576. Fund IV can be deemed to share voting and dispositive power of an additional 1,460,393 shares that were acquired by WLR Recovery Fund III, L.P., WLR/GS Master Co-Investment, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund IV, in the same transaction. On May 6, 2008, Fund IV transferred 692,738 shares of AGO common stock to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Fund IV is the beneficial owner of 1,379,400 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 135,100 shares that are owned by WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund IV, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 3 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR Recovery Fund III, L.P. (“Fund III”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III.
(2)	Fund III purchased 968,063 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $22,720,439. Fund III can be deemed to share voting and dispositive power of an additional 9,683,833 shares that were acquired by WLR Recovery Fund IV, L.P., WLR/GS Master Co-Investment, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund III, in the same transaction. On May 6, 2008, Fund III transferred 72,960 shares of AGO common stock to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Fund III is the beneficial owner of 130,300 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,384,200 shares that are owned by WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund III, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 4 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	INVESCO WLR IV Associates LLC is the general partner of WLR IV Parallel ESC, L.P. (“Parallel Fund”). INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Parallel Fund purchased 30,570 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $717,478. Parallel Fund can be deemed to share voting and dispositive power of an additional 10,621,326 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR/GS Master Co-Investment, L.P., affiliates of Parallel Fund, in the same transaction. On May 6, 2008, Parallel Fund transferred 2,304 shares of AGO common stock to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Parallel Fund is the beneficial owner of 4,800 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,509,700 shares that are owned by WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P., affiliates of Parallel Fund, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 5 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON PN

(1)	WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Master Co-Investment, L.P. (“WLR/GS Fund”). WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	WLR/GS Fund purchased 461,760 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $10,837,507. WLR/GS Fund can be deemed to share voting and dispositive power of an additional 10,190,136 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of WLR/GS Fund, in the same transaction.
(3)	WLR/GS Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired by WLR Recovery Fund III, L.P., WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of WLR/GS Fund, prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 6 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR AGO Co-Invest, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR AGO Co-Invest, L.P. (“Co-Invest Fund”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Co-Invest Fund.
(2)	WLR Recovery Fund IV, L.P. (“Fund IV”), WLR Recovery Fund III, L.P. (“Fund III”), WLR/GS Master Co-Investment, L.P. (“WLR/GS Fund”) and WLR IV Parallel ESC, L.P. (“Parallel Fund”) purchased 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and WLR/GS Fund transferred 768,002 shares of AGO common stock to their affiliate, Co-Invest Fund.
(3)	Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired by WLR Recovery Fund III, L.P., WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of Co-Invest Fund, prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 7 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV.
(2)	Fund IV purchased 9,191,503 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $215,724,576. Fund IV can be deemed to share voting and dispositive power of an additional 1,460,393 shares that were acquired by WLR Recovery Fund III, L.P., WLR/GS Master Co-Investment, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund IV, in the same transaction. On May 6, 2008, Fund IV transferred 692,738 shares of AGO common stock to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Fund IV is the beneficial owner of 1,379,400 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 135,100 shares that are owned by WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund IV, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 8 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates III LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III.
(2)	Fund III purchased 968,063 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $22,720,439. Fund III can be deemed to share voting and dispositive power of an additional 9,683,833 shares that were acquired by WLR Recovery Fund IV, L.P., WLR/GS Master Co-Investment, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund III, in the same transaction. On May 6, 2008, Fund III transferred 72,960 shares of AGO common stock to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Fund III is the beneficial owner of 130,300 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,384,200 shares that are owned by WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund III, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 9 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Parallel Fund purchased 30,570 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $717,478. Parallel Fund can be deemed to share voting and dispositive power of an additional 10,621,326 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR/GS Master Co-Investment, L.P., affiliates of Parallel Fund, in the same transaction. On May 6, 2008, Parallel Fund transferred 2,304 shares of AGO common stock to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Parallel Fund is the beneficial owner of 4,800 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,509,700 shares that are owned by WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P., affiliates of Parallel Fund, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 10 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Parallel Fund purchased 30,570 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $717,478. Parallel Fund can be deemed to share voting and dispositive power of an additional 10,621,326 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR/GS Master Co-Investment, L.P., affiliates of Parallel Fund, in the same transaction. On May 6, 2008, Parallel Fund transferred 2,304 shares of AGO common stock to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Parallel Fund is the beneficial owner of 4,800 shares of common stock acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,509,700 shares that are owned by WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P., affiliates of Parallel Fund, acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 11 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	WLR/GS Fund purchased 461,760 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $10,837,507. WLR/GS Fund can be deemed to share voting and dispositive power of an additional 10,190,136 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of WLR/GS Fund, in the same transaction.
(3)	WLR/GS Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired by WLR Recovery Fund III, L.P., WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of WLR/GS Fund, prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 12 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV and Co-Invest Fund. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III. INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund. WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Fund IV, Fund III, WLR/GS Fund and Parallel Fund purchased 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 shares of AGO common stock to their affiliate, Co-Invest Fund. Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 13 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV and Co-Invest Fund. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III. INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund. WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Fund IV, Fund III, WLR/GS Fund and Parallel Fund purchased 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 shares of AGO common stock to their affiliate, Co-Invest Fund. Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 14 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV and Co-Invest Fund. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III. INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund. WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Fund IV, Fund III, WLR/GS Fund and Parallel Fund purchased 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 shares of AGO common stock to their affiliate, Co-Invest Fund. Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired prior to the execution of the Investment Agreement.

CUSIP No. G0585R106	Schedule 13D/A	Page 15 of 25 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON IN

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV and Co-Invest Fund. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III. INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund. WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Fund IV, Fund III, WLR/GS Fund and WLR IV Parallel ESC, L.P. (“Parallel Fund”) purchased 10,651,896 shares of common stock pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 shares of AGO common stock to their affiliate, Co-Invest Fund. Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired prior to the execution of the Investment Agreement.

CUSIP No. 989070602	Schedule 13D/A	Page 16 of 25 Pages

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D originally filed on March 10, 2008 (the “Schedule 13D”) and the Schedule 13D/A filed on April 9, 2008 (the “First Schedule 13D/A”) by WLR Recovery Fund L.P. IV, WLR Recovery Fund III, L.P., WLR IV Parallel ESC, L.P., WLR Recovery Associates IV LLC, WLR Recovery Associates III LLC, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc., WL Ross & Co. LLC, WLR/GS Master Co-Investment, L.P., WLR Master Co-Investment GP LLC, WL Ross Group, L.P., El Vedado, LLC and Wilbur L. Ross, Jr. (each, a “Reporting Person” and collectively, the “Reporting Persons”). All capitalized terms used without definition in this Schedule 13D/A shall have the meanings set forth in the Schedule 13D and the First Schedule 13D/A.

This Schedule 13D/A amends the Schedule 13D and the First Schedule 13D/A as follows:

Item 1.	Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $0.01 per share (the “Common Stock”), of Assured Guaranty Ltd., a Bermuda corporation (“AGO”). The Issuer’s principal executive offices are located at 30 Woodbourne Avenue, Hamilton HM 08 Bermuda.

Item 2.	Identity and Background.

(a)	Names of Persons Filing:

1.	WLR Recovery Fund IV, L.P.

2.	WLR Recovery Fund III, L.P.

3.	WLR IV Parallel ESC, L.P.

4.	WLR/GS Master Co-Investment, L.P.

5.	WLR AGO Co-Invest, L.P.

6.	WLR Recovery Associates IV LLC

7.	WLR Recovery Associates III LLC

8.	INVESCO WLR IV Associates LLC

9.	INVESCO Private Capital, Inc.

10.	WLR Master Co-Investment GP LLC

11.	WL Ross Group, L.P.

12.	El Vedado, LLC

13.	WL Ross & Co. LLC

14.	Wilbur L. Ross, Jr.

(Each person listed above is a “Reporting Person” and collectively “Reporting Persons”)

(b)	Address of principal business office for WLR Recovery Fund L.P. IV, WLR Recovery Fund III, L.P., WLR IV Parallel ESC, L.P., WLR Recovery Associates IV LLC, WLR Recovery Associates III LLC, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc., WLR Master Co-Investment GP LLC, WL Ross & Co. LLC, WLR AGO Co-Invest, L.P. and Wilbur L. Ross, Jr. is:

1166 Avenue of the Americas

New York, New York 10036

CUSIP No. 989070602	Schedule 13D/A	Page 17 of 25 Pages

Address of principal business office for WLR/GS Master Co-Investment, L.P. is:

c/o Walkers SPV Limited

Walker House

87 Mary Street

Georgetown, Grand Cayman

Cayman Islands KY1-9002

Address of principal business office for El Vedado, LLC is:

328 El Vedado Road,

Palm Beach, Florida 33480

(c)	The principal occupation of each of the Reporting Persons is that of investment manager.

(d) - (e)	None of the Reporting Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

See Item 6 of each cover page.

Item 3.	Source and Amount of Funds or Other Consideration.

Cash invested in Fund IV, Fund III, Parallel Fund and WLR/GS Fund by their limited partners.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This additional paragraph is added to the end of Item 6 of the Schedule 13D as follows:

On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 shares of Common Stock to their affiliate, WLR AGO Co-Invest, L.P.

Item 7.	Material to be Filed As Exhibits.

Exhibit 1	Agreement as to Joint Filing of Schedule 13D

Exhibit 2	Disclaimer of Beneficial Ownership

Exhibit 3	Power of Attorney

CUSIP No. 989070602	Schedule 13D/A	Page 18 of 25 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2008

WL ROSS & CO. LLC

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND IV, L.P.
By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.
By:	WLR Recovery Associates III LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR IV PARALLEL ESC, L.P.
By:	INVESCO WLR IV Associates LLC, its General Partner
By:	INVESCO Private Capital, Inc., its Managing Member

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

CUSIP No. 989070602	Schedule 13D/A	Page 19 of 25 Pages

WLR/GS MASTER CO-INVESTMENT, L.P.
By:	WLR Master Co-Investment GP LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR AGO CO-INVEST, L.P.
By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

INVESCO WLR IV ASSOCIATES LLC
By:	INVESCO Private Capital, Inc its Managing Member

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

INVESCO PRIVATE CAPITAL, INC.

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

WLR RECOVERY ASSOCIATES IV LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES III LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

CUSIP No. 989070602	Schedule 13D/A	Page 20 of 25 Pages

WLR MASTER CO-INVESTMENT GP LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WL ROSS GROUP, L.P.
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Powers of Attorney executed by the above-named officers and managing members of the reporting companies and filed with the Securities and Exchange Commission on behalf of such officers and managing members.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

CUSIP No. 989070602	Schedule 13D/A	Page 21 of 25 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13D and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of shares of common stock of Assured Guaranty Ltd., a Bermuda corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to the Schedule 13D provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: May 6, 2008

WLR AGO CO-INVEST, L.P.
By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

CUSIP No. 989070602	Schedule 13D/A	Page 22 of 25 Pages

EXHIBIT 2

DISCLAIMER OF BENEFICIAL OWNERSHIP

Each of the undersigned disclaims beneficial ownership of the securities referred to in the Schedule 13D to which this exhibit is attached, and the filing of this Schedule 13D shall not be construed as an admission that any of the undersigned is, for the purpose of Section 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by Schedule 13D.

Dated: May 6, 2008

WLR AGO CO-INVEST, L.P.
By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

CUSIP No. 989070602	Schedule 13D/A	Page 23 of 25 Pages

EXHIBIT 3

POWER OF ATTORNEY

We, the undersigned officers and managing members of the reporting companies on this Schedule 13 D hereby severally constitute and appoint Wilbur L Ross, Jr. our true and lawful attorney with full power to him, and with full powers of substitution and resubstitution, to sign for us and in our names in the capacities indicated below, the Schedule 13D and any and all amendments to said Schedule 13D, and generally to do all such things in our names and on our behalf in our capacities as officers and managing members to enable the reporting companies to comply with the provisions of the Securities Exchange Act of 1934 and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our attorneys, or any of them, or their substitute or substitutes, to said Schedule 13D and any and all amendments.

IN WITNESS WHEREOF, the undersigned officers and managing members of the reporting companies have hereunto set their hands as of the 6th day of May 2008.

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND IV, L.P.
By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.
By:	WLR Recovery Associates III LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR IV PARALLEL ESC, L.P.
By:	INVESCO WLR IV Associates LLC, its General Partner
By:	INVESCO Private Capital, Inc., its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

CUSIP No. 989070602	Schedule 13D/A	Page 24 of 25 Pages

WLR/GS MASTER CO-INVESTMENT, L.P.
By:	WLR Master Co-Investment GP LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR AGO CO-INVEST, L.P.
By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

INVESCO WLR IV ASSOCIATES LLC
By:	INVESCO Private Capital, Inc its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

INVESCO PRIVATE CAPITAL, INC.

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Chief Executive Officer

WLR RECOVERY ASSOCIATES IV LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES III LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

CUSIP No. 989070602	Schedule 13D/A	Page 25 of 25 Pages

WLR MASTER CO-INVESTMENT GP LLC
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WL ROSS GROUP, L.P.
By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member